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                             August 18, 2020

       Ryan Garland
       Manager
       Paradyme Equities, LLC
       29465 Ridgeline Court
       Temecula, CA 92590

                                                        Re: Paradyme Equities,
LLC
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed August 4,
2020
                                                            File No. 024-11042

       Dear Mr. Garland:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

       Form 1-A filed on August 4, 2020

       Selected Financial Data, page 35

   1. We note that many of the amounts presented as of and for the year ended December 31,
                                                        2018 are not the same
as the corresponding amounts in your audited financial statements.
                                                        Please revise as
necessary.
       Signature, page 71

   2. Please revise your signature page to identify the person(s) who signed the Form 1-A in the capacity of principal
financial officer and principal accounting officer. See Instruction 1 to Signatures in Form
1-A.
 Ryan Garland
Paradyme Equities, LLC
August 18, 2020
Page 2
Exhibits

3. Please obtain and file an updated consent from your independent auditor. You may contact William Demarest at 202-551-3432 or Robert Telewicz at
202-551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Garland
                                                           Division of
Corporation Finance
Comapany NameParadyme Equities, LLC
                                                           Office of Real
Estate & Construction
August 18, 2020 Page 2
cc:       Jillian Sidoti, Esq.
FirstName LastName